

March 1, 2013

Via E-mail
Mr. David Lumley
Chief Executive Officer
Spectrum Brands Holdings, Inc.
Spectrum Brands, Inc.
601 Rayovac Drive
Madison, Wisconsin 53711

> **Re: Spectrum Brands Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 21, 2012**
> **Form 10-Q for the Quarterly Period Ended December 30, 2012**
> **Filed February 8, 2013**
> **Form 8-K dated December 17, 2012**
> **Filed December 21, 2012**
> **File No. 001-34757**
>
> **Spectrum Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 21, 2012**
> **File No. 001-13615**

Dear Mr. Lumley:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Spectrum Brands Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data

Note 11. Segment Information, page 101

1.   We note your disclosures in the table on page 4 related to your net sales by product type. Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended December 30, 2012

Item 1. Financial Statements

Note 15. Acquisitions, page 23

2.   Please revise your future filings to provide a qualitative description of the factors that make up the goodwill recognized, consistent with FASB ASC 805-30-50-1(a).

3.   We note that you disclose an amount of total other assets acquired for the HHI business acquisitions of $325.1 million. You also disclose amounts for acquired current liabilities and long-term liabilities of $174.8 million and $116 million, respectively. Please tell us how your aggregated disclosure meets the requirements of FASB ASC 805-20-50-1(c). Please also refer to the example in FASB ASC 805-10-55-41.

Form 8-K dated December 17, 2012

Item 9.01 Financial Statements and Exhibits

4.   Please provide us with your calculations of the significance of the HHI business acquisition under Rule 3-05 of Regulation S-X.

Spectrum Brands, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data, page 60

5.   Please revise future filings for Spectrum Brands, Inc. as appropriate to address the above comments.

Note 19. Consolidating Financial Statements, page 108

6.   Please tell us about your evaluation under Rule 3-10 of Regulation S-X in determining the required disclosures for the 9.5% and 6.75% senior notes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                /s/ Kate Tillan for

                                                Martin James
                                                Senior Assistant Chief Accountant